Tootsie Roll Industries, Inc.

7401 SOUTH CICERO AVENUE ● CHICAGO, ILLINOIS 60629 ● (773) 838-3400

FAX (773) 838-3534

August 25, 2023

Charlie Guidry

Division of Corporate Finance

Disclosure Review Program

Securities and Exchange Commission

Washington, DC 20549

Re:Tootsie Roll Industries, Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 23, 2023

File No. 001-0361

Dear Charlie,

We are in receipt of your letter dated July 27, 2023 regarding the Pay vs. Performance disclosure on page 18 of the subject filing. Please be advised that we will take your comments into consideration when we prepare next year’s filing.

If you have any further comments, lease do not hesitate to contact me.

Sincerely,
TOOTSIE ROLL INDUSTRIES, INC.

/s/ Barry Bowen Barry Bowen
Treasurer